82-2083

P&O

Established 1837

04036417

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

82-2083
RECEIVED
AUG 19 2004
PROCESSING

12 August 2004

Dear Sirs

P&O ANNOUNCEMENT OF INTERIM RESULTS

P&O TO SELL LUXURY RESORT – LA MANGA CLUB

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
AUG 23 2004
THOMSON
FINANCIAL

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 8/23

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME) ON THURSDAY 12 AUGUST 2004

P&O ANNOUNCEMENT OF INTERIM RESULTS

Key points

- Operating profit from continuing operations more than doubled to £113.1 million (£39.3 million);
- Ports container throughput up 27% to a record 6.6 million teus and operating profit up 40% on a constant currency basis;
- EPS pre-exceptionals and goodwill amortisation improved significantly to 6.2p (loss 1.7p);
- Strong result for container shipping;
- Net property disposals of £250 million in 2004 on track – sale process announced for La Manga Club, Spain; and
- Ferries trading continues to be difficult – conclusions of ongoing fundamental business review expected to be announced on 28 September.

Financials	**Six months to 30 June 2004 £m**	**Six months to 30 June 2003 £m**
Turnover	1,673.5	1,823.1
Operating profit from continuing operations	**113.1**	**39.3**
(Loss)/profit on sale of fixed assets and businesses	(72.1)	13.2
Profit before interest and tax	41.0	58.3
(Loss)/profit before tax	(6.1)	3.3
EPS pre-exceptionals and goodwill amortisation (per £1nominal of deferred stock)	**6.2 p**	**(1.7)p**
Basic loss per £1 nominal of deferred stock	(4.8)p	(1.6)p
Dividend per £1 nominal of deferred stock	3.0 p	4.5 p

Comment by P&O Chief Executive, Robert Woods

"This is the first set of results that have been produced since I took over as Chief Executive. I believe they are not only a substantial improvement on 2003, which was a poor year, but also demonstrate the focus we are putting into the company. The Ports results are excellent, Property sales are on track and I am confident that the Ferries review will demonstrate our determination to put that business right. The positive trading we have seen in the first half year looks set to continue in the second half."

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com

A presentation of the results for analysts and investors will be held at 09.30 hours today at London Stock Exchange, 10 Paternoster Square, London EC4M 7LS. This presentation with accompanying audio will be webcast live on the Group website www.pogroup.com. Details can be found in the Investor section.

Further information: Peter Smith, Director, P&O
+44 (0)20 7930 4343

P&O is a leading developer and operator of container ports around the world. This business is growing volumes at over 20% a year and accounts for over 60% of P&O's operating profit and almost 40% of net operating assets. P&O is a major ferry operator in the UK and provides cold logistics services internationally. It also holds a 25% interest in Royal P&O Nedlloyd N.V., one of the world's largest container shipping lines, and is selling down its development property portfolio which is located mainly in the US and Europe.

INTERIM STATEMENT

GROUP PERFORMANCE

Results and dividend

The Group achieved a significant improvement in performance for the six months to 30 June 2004. Operating profit from continuing operations more than doubled to £113.1 million (£39.3 million). Strong profit growth was achieved in our major business, ports. The cyclical upturn continued to benefit container shipping and profit from development property increased significantly. Ferries, however, continued to experience difficult trading conditions.

The interest charge was £47.1 million (£55.0 million). There was a loss on sale of fixed assets and businesses of £72.1 million (£13.2 million profit). This included a loss of £65.7 million relating to the partial sale of P&O Nedlloyd, of which £44.3 million reflected a goodwill adjustment with no impact on stockholders' funds. The loss before tax was £6.1 million (profit of £3.3 million) and the tax charge was £20.7 million (£8.8 million). Before exceptional items and goodwill amortisation, the earnings per £1 nominal of deferred stock were 6.2p (1.7p loss). The basic and diluted loss per £1 nominal of deferred stock was 4.8p (1.6p loss).

As previously announced on 2 February, the Board has resolved to pay an interim dividend of 3.0p per £1 nominal of deferred stock. The dividend will be paid on 12 November 2004 to deferred stockholders on the register at the close of business on 25 August 2004.

Cash Flow and Financial Position

Net cash inflow before capital expenditure was £93.2 million (£47.5 million). Capital expenditure outflows totalled £119.7 million (£306.2 million). This was more than offset by cash inflows from the partial sale of P&O Nedlloyd, disposal of part of the Irish Sea ferry business and other asset disposals which totalled £246.7 million (£94.4 million). Consequently, after dividend payments, there was a net cash inflow of £154.4 million (£225.1 million outflow) and net borrowings decreased to £1,330.6 million. Stockholders' funds were £1,251.5 million and hence the debt to capital ratio was 51%.

DIVISIONAL PERFORMANCE

Ports

Total operating profit increased to £71.4 million (£58.4 million). Excluding the Maritime Services business, where P&O's 50% interest in International Offshore Services was sold on 30 June 2003, operating profit increased by 30% to £68.9 million (£52.8 million). Adverse currency movements held back earnings by £5.4 million and hence, on a constant currency basis, operating profit for the ports business increased by 40%. Total container throughput grew 27% to a record 6.6 million teus. Organic volume growth was 16%, significantly exceeding estimates of growth in global containerised trade of approximately 12% in the same period.

Asia

Our Asian terminals grew strongly and achieved 20% organic volume growth. Operating profit increased 23% to £41.1 million (£33.5 million). In China, strong growth was achieved at Qingdao following the handover of an additional four berths, making a total of eight, and at Shekou where the new facility became fully operational in February 2004. Nhava Sheva in India continued to operate at full capacity while good growth was achieved at Chennai in India and Port Qasim in Pakistan.

Laem Chabang in Thailand also operated at full capacity. New capacity became operational in July 2004 through expansion into a nearby terminal. In Indonesia, slower economic growth resulted in disappointing international volumes at Surabaya. This held back results despite an increase in tariff having been achieved earlier in the year.

Americas

Operating profit almost doubled to £8.0 million (£4.4 million) and organic volume growth was 18%. The results at Port Newark have significantly improved following completion of construction of the 'core' terminal. Some customer gains were also achieved during the first half of the year. TRP in Argentina also achieved strong volume and profit growth. The terminal in Vancouver has progressed well and agreement has been reached to double the size of the existing container terminal under a new 51 year lease from the port authority. Non-containerised business in the Americas was slightly down on the prior year.

Australasia

Organic volume growth of 12% was achieved and operating profit increased to £12.2 million (£7.4 million). A much improved operational performance was achieved across the business, particularly in Sydney and Melbourne, and this resulted in greater incremental profit growth. Non-containerised business also improved, in part due to an easing of the drought.

Europe

Organic volume growth of 13% was achieved and operating profit was £7.6 million (£7.5 million). Profit growth was held back at Southampton, partly because of the temporary effects of decreased storage times which led to reduced ancillary income. However, prospects for the full year are good, supported by strong volume growth. Major expansion plans have been announced at Antwerp to benefit from the continuing good growth in market demand. In the UK, decisions by the Secretaries of State on the proposed port and business park developments at London Gateway are awaited.

Maritime

Operating profit was £2.5 million (£5.6 million) reflecting the impact of the disposal of our 50% interest in the International Offshore Services business in June 2003. The remaining parts of the business continued to make a steady contribution.

Ferries

Ferries reported a loss of £25.1 million (£19.9 million loss) in the usually weaker first half of the year. The result includes the Ferrymasters business which, as in 2003, was approximately break-even. The prior year result included a £4.1 million non-recurring charge following an EC requirement to repay previously approved state aid relating to the Portsmouth–Bilbao route. The underlying result was therefore £9.3 million lower than the prior year.

Excluding the Irish Sea routes that were sold in March 2004 and Ferrymasters, net revenue (turnover less direct variable costs) declined by £16.7 million compared with the first half of 2003. Freight volumes grew by 1% despite the reduction in capacity on the Short Sea but average net freight rates reduced 8% year on year. The decline in rates started in the second half of 2003 and continued into the early part of 2004 before stabilising during the second quarter. Tourist vehicle volumes were down 5% year on year, mainly attributable to the Short Sea. Average net tourist vehicle rates increased 6% year on year although significant price competition has developed in the summer period. Passenger numbers decreased in line with the reduction in tourist vehicles and the net on-board spend per passenger fell sharply because of the impact of the rise in cigarette prices following the increase in French tobacco duty towards the end of 2003. As a result, net revenue generated from on-board sales was down by 21%.

The £16.7 million decline in net revenue was only partially offset by cost reductions. Vessel operating costs before depreciation were reduced by £8.3 million by operating one less ship on the Short Sea from April 2004, and by switching to a "lite-nights" service on that route. These savings were reduced by higher fuel costs (£1.7 million) and the costs of operating a new fast craft on the Portsmouth-Caen route. Port and overhead costs were down by £4.1 million, reflecting the benefits of the back office integration during 2003. Depreciation increased by £1.3 million. Hence profit reduced by £9.8 million. Including the Irish Sea routes that were sold and Ferrymasters, the underlying result was £9.3 million lower.

The conclusions of the ongoing fundamental business review are expected to be announced on 28 September. The review is focused on achieving a major improvement in the profitability of the business and will include a reassessment of the carrying value of Ferries' assets, which include goodwill of £105.1 million as at 30 June 2004.

Cold Logistics

Cold Logistics reported an operating profit of £8.5 million (£7.6 million). Operating profit margins increased to 9% (7%).

The US business had a good first half. Rationalisation of some smaller facilities servicing low yielding customers led to reduced revenue but an improved margin. Further productivity improvements are being made. The small business in South America also had a good first half due to strong domestic and export volumes.

In Australasia, operating profit and margins were in line with the prior year. A number of new customer gains were achieved, particularly food manufacturers, although this was offset by reduced retail distribution business.

Container shipping

P&O's share of the results of its container shipping interests was an operating profit of £20.6 million (£19.9 million loss).

On 16 April 2004, P&O Nedlloyd effectively became an independently listed company, Royal P&O Nedlloyd N.V. (Royal PONL). P&O sold half of its previous 50% share of P&O Nedlloyd and now holds 25% of Royal PONL, which is accounted for as an associate. Royal PONL reported its half year results today (see www.ponl.com). These included an operating profit from container shipping of US$121 million (US$51 million loss). The strong upturn was due to good volume growth and a 13% average freight rate increase.

P&O sold its 50% interest in Associated Bulk Carriers Limited in December 2003. Consequently, together with the P&O Nedlloyd transaction, P&O's interest in cargo shipping net operating assets reduced to £255.5 million (30 June 2003 £669.0 million; 31 December 2003 £493.4 million).

Property

Property achieved a significantly improved result of £37.7 million (£13.1 million). Underlying trading was broadly consistent with the prior year and the £24.6 million increase in operating profit was mainly due to a gain of approximately £20 million on the sale of part of the Boston Wharf development.

In the US, there was increased letting activity in the Boston market whereas at our mixed use parks in Denver, Atlanta and Houston, the office market remained weak but levels of interest for other types of property were good. In the UK, work continues on Regent Quarter at Kings Cross and the shopping centre development in Plymouth. In Germany, overall economic conditions resulted in the office market remaining flat but interest from potential tenants has increased. The resorts and other businesses reported improved results.

In addition to Boston Wharf, we sold a major part of the Hanseatic Trade Centre (HTC) joint venture development in Germany and two office buildings in Sydney. Subsequent to the half year, the Australian resorts were sold for approximately £81 million. Contracts have now also been finalised for the sale of the Manchester Arena complex for £49 million. In total, approximately £190 million of net disposals have now been achieved out of the target of £250 million. The start of the sale process for La Manga Club in Spain, one of the world's finest sport and leisure resorts, has been announced today.

STRATEGIC PROGRESS AND OUTLOOK

We are continuing to focus capital on Ports where we are one of the world's leading operators. Our terminals are located in some of the fastest developing regions of the world which explains why our first half organic volume growth of 16% was well above the market average of 12%. We are also succeeding in translating more of this volume growth into profit. International trade is continuing to grow strongly and this will further support the rapid expansion of this business.

Asia, where the business is growing particularly strongly and where half our assets are located, accounted for most of our first half capital expenditure. We have just announced proposals for another major project, at Kulpi, which will serve Calcutta and the surrounding region. In the UK, ministerial decisions are awaited on our proposed London Gateway development. A positive outcome will lead to a new port with an eventual capacity of 3.5 million teus making it one of the biggest container terminals in Europe.

In February, we achieved a major strategic objective in reducing the Group's interest in container shipping. A requirement of this transaction was that we would not sell any shares in Royal P&O Nedlloyd N.V. before October. Whilst we would not rule out a sale of some or all of our shares at a price that recognised the full potential of the company, we are very comfortable with our shareholding. We recognise that the industry remains cyclical but we believe that the prospects for the company are highly positive. The relationship with Ports is developing and this will be a key factor in any future decisions.

We remain on track to meet our target of £250 million net property disposals in 2004. The sale process for the La Manga Club has now been announced.

The overall outlook for the second half year is positive. Ferries is continuing to experience difficult market conditions, particularly for the tourist business. For the Group as a whole, however, the favourable trading environment in the first half of the year is continuing into the second and we therefore expect to see a further improvement in our trading results.

GROUP PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Turnover: Group and share of joint ventures (note 2)	1,673.5	1,823.1	4,137.9
Less: share of joint ventures' turnover	(554.2)	(762.4)	(1,846.9)
Group turnover	**1,119.3**	**1,060.7**	**2,291.0**
Net operating costs	(1,051.5)	(1,026.0)	(2,192.1)
Group operating profit	**67.8**	**34.7**	**98.9**
Share of operating results of: joint ventures	17.0	(6.0)	40.8
associates	28.3	16.4	35.0
Continuing operations			
Total operating profit before goodwill amortisation and reorganisation and impairment charges	121.8	48.7	221.1
Goodwill amortisation	(8.7)	(9.4)	(18.4)
Reorganisation and impairment charges	-	-	(39.8)
	113.1	39.3	162.9
Discontinued operations	-	5.8	11.8
Total operating profit (note 3)	**113.1**	**45.1**	**174.7**
(Loss)/profit on sale of fixed assets and businesses (note 5)	(72.1)	13.2	16.6
Profit on ordinary activities before interest and taxation	**41.0**	**58.3**	**191.3**
Net interest payable and similar items (note 9)	(47.1)	(55.0)	(111.3)
(Loss)/profit on ordinary activities before taxation	**(6.1)**	**3.3**	**80.0**
Taxation (note 10)	(20.7)	(8.8)	(20.8)
(Loss)/profit on ordinary activities after taxation	**(26.8)**	**(5.5)**	**59.2**
Equity minority interests	(6.5)	(3.5)	(9.2)
(Loss)/profit for the period attributable to stockholders	**(33.3)**	**(9.0)**	**50.0**
Dividends on equity and non-equity share capital	(23.8)	(34.8)	(102.5)
Retained loss for the period	**(57.1)**	**(43.8)**	**(52.5)**
Basic and diluted (loss)/earnings per £1 nominal of deferred stock (note 11)	**(4.8)p**	**(1.6)p**	**6.5p**
Headline earnings/(loss) per £1 nominal of deferred stock (note 11)	**6.2p**	**(1.7)p**	**12.4p**
Dividends per £1 nominal of deferred stock	**3.0p**	**4.5p**	**13.5p**

SUMMARISED GROUP BALANCE SHEET
AS AT 30 JUNE 2004

	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
Fixed assets			
Intangible assets: Goodwill	226.8	326.0	237.3
Land and buildings	577.1	439.9	585.3
Ships and other fixed assets	995.1	1,147.9	1,092.7
Investments (including joint ventures and associates)	596.6	791.7	761.6
	2,395.6	2,705.5	2,676.9
Current assets			
Properties held for development and sale	497.9	476.0	478.6
Stocks	58.4	64.2	60.1
Debtors	454.6	588.8	467.3
Cash at bank and in hand	106.1	110.1	64.0
	1,117.0	1,239.1	1,070.0
Creditors: amounts falling due within one year			
Loans (note 12)	(154.9)	(155.8)	(100.8)
Other creditors	(578.4)	(764.8)	(627.7)
	(733.3)	(920.6)	(728.5)
Net current assets	**383.7**	**318.5**	**341.5**
Total assets less current liabilities	**2,779.3**	**3,024.0**	**3,018.4**
Creditors: amounts falling due in more than one year			
Loans (note 12)	(1,266.7)	(1,388.9)	(1,437.0)
Other creditors	(61.1)	(57.1)	(55.7)
	(1,327.8)	(1,446.0)	(1,492.7)
Provisions for liabilities and charges	(155.9)	(144.2)	(180.2)
Net assets	**1,295.6**	**1,433.8**	**1,345.5**
Capital and reserves			
Share capital and share premium	1,586.3	1,584.1	1,585.9
Reserves	(334.8)	(188.9)	(275.8)
Stockholders' funds	**1,251.5**	**1,395.2**	**1,310.1**
Equity minority interests	44.1	38.6	35.4
	1,295.6	**1,433.8**	**1,345.5**

SUMMARISED GROUP CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Net cash inflow from operating activities (note 13)	124.9	79.7	247.8
Dividends from joint ventures and associates	10.4	20.0	62.9
Returns on investments and servicing of finance	(34.5)	(41.7)	(96.3)
Taxation	(7.6)	(10.5)	(13.6)
	93.2	47.5	200.8
Purchase of fixed assets and investments	(66.1)	(135.3)	(279.5)
Sale of fixed assets and investments	80.4	5.4	17.3
Purchase of subsidiaries, joint ventures and associates	(53.6)	(170.9)	(247.5)
Sale of subsidiaries, joint ventures and associates	166.3	89.0	98.6
	220.2	(164.3)	(210.3)
Equity dividends paid	(65.8)	(60.8)	(93.7)
Net cash inflow/(outflow) before management of liquid resources and financing	154.4	(225.1)	(304.0)
Issues of stock	0.4	120.0	121.9
Purchases of own stock	(0.5)	-	-
Issue costs of stock placing	-	(2.1)	(2.3)
Other financing cash flows	(99.7)	140.7	178.5
Increase/(decrease) in cash	54.6	33.5	(5.9)

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
(Loss)/profit for the period attributable to stockholders	(33.3)	(9.0)	50.0
Deficit on valuation of properties including those held by joint ventures and associates	-	(0.1)	(0.1)
Tax on realisation of valuation surpluses	(2.7)	-	-
Exchange movements on foreign currency net investments (net of taxation)	(43.8)	31.2	(48.0)
Total recognised gains and losses for the period	(79.8)	22.1	1.9

RECONCILIATION OF MOVEMENTS IN STOCKHOLDERS' FUNDS FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Total recognised gains and losses for the period	(79.8)	22.1	1.9
Dividends on share capital	(23.8)	(34.8)	(102.5)
New stock issued	0.4	120.0	121.9
Issue costs of stock placing	-	(2.3)	(2.3)
Purchases of own stock	(0.5)	-	-
Other movements in own stock	0.8	0.4	1.3
Goodwill on disposals	44.3	-	-
Net change in stockholders' funds	(58.6)	105.4	20.3
Stockholders' funds at the beginning of the period	1,310.1	1,289.8	1,289.8
Stockholders' funds at the end of the period	1,251.5	1,395.2	1,310.1

Stockholders' funds at the beginning of the period, as previously reported, were £1,323.1 million (2003 £1,304.1 million) before the prior year adjustment for the adoption of UITF abstract 38 'Accounting for ESOP Trusts' of £13.0 million (2003 £14.3 million) (see note 1).

NOTES TO THE INTERIM ACCOUNTS

1 Basis of preparation

The interim accounts have been prepared using the accounting policies set out and applied in the 2003 Annual Report and Accounts except that the Group has adopted UITF abstract 38 'Accounting for ESOP Trusts' and its consequential changes to UITF abstract 17 'Employee share schemes'. Shares purchased through Employee Share Ownership Plan (ESOP) trusts are taken as a deduction in arriving at stockholders' funds. Previously these were held within investments. The balance sheets as at 30 June 2003 and 31 December 2003 have been restated to reflect this change in accounting policy, resulting in a reduction in stockholders' funds of £13.9 million as at 30 June 2003 (£13.0 million at 31 December 2003). The impact on the profit and loss account in the current and prior year is immaterial.

The figures for the six months to 30 June 2004 and 30 June 2003 are unaudited. The comparative figures for the financial year ended 31 December 2003, except for the restatement to reflect adoption of UITF abstract 38, have been abridged from the Group's 2003 statutory accounts which have been filed with the registrar of companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

International Financial Reporting Standards (IFRS)

As from 1 January 2005, in accordance with European law, the P&O Group will be required to adopt IFRS. P&O will present its first full set of financial statements prepared under IFRS for the year ended 31 December 2005. This will require a full profit and loss account, balance sheet and cash flow statement for the year ended 31 December 2004 for comparative purposes. A project is currently underway to ensure that appropriate accounting policies, processes and procedures are in place to facilitate a smooth transition. The areas identified to date where changes in accounting policies will have a significant impact on P&O's financial statements include accounting for defined benefit pension schemes, changes in policy for identification of subsidiaries versus associates/joint ventures, the recognition and measurement of financial instruments, the non-amortisation of goodwill balances, accounting for share-based remuneration and deferred tax.

2 Turnover: Group and share of joint ventures

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Continuing operations			
Ports	474.7	443.2	944.8
Ferries	467.1	505.7	1,081.0
Cold Logistics	97.3	103.7	210.5
Container shipping*	478.9	689.3	1,685.1
Property	155.5	81.2	216.5
	1,673.5	1,823.1	4,137.9

* Turnover for the Container shipping business includes joint venture turnover for P&O Nedlloyd until 16 April 2004 only. On that date P&O disposed of its 50% stake in P&O Nedlloyd for a consideration of €215 million cash and a 25% shareholding in Royal P&O Nedlloyd N.V. P&O's investment in Royal P&O Nedlloyd N.V. has been accounted for as an associate since that date.

3 Total operating profit: Group and share of joint ventures and associates

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Continuing operations			
Ports (note 7a)	71.4	58.4	129.1
Ferries	(25.1)	(19.9)	(0.2)
Ferries reorganisation and impairment charges	-	-	(39.8)
	(25.1)	(19.9)	(40.0)
Cold Logistics	8.5	7.6	16.4
Container shipping	20.6	(19.9)	17.6
Property (note 8a)	37.7	13.1	39.8
	113.1	39.3	162.9
Discontinued operations			
Bulk shipping	-	5.8	11.8
	113.1	45.1	174.7

4 Operating profit before depreciation and amortisation

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Continuing operations			
Ports	114.2	96.6	208.5
Ferries	1.6	7.5	57.1
Ferries reorganisation charges	-	-	(15.6)
	1.6	7.5	41.5
Cold Logistics	13.8	12.6	26.9
Container shipping	44.1	15.4	87.8
Property	41.2	16.8	47.1
	214.9	148.9	411.8
Discontinued operations			
Bulk shipping	-	8.4	16.2
	214.9	157.3	428.0

In the above table, operating profit before depreciation and amortisation is stated after adding back to total operating profit the depreciation and amortisation of all Group subsidiaries, joint ventures and associates.

The Group's goodwill amortisation charge relating to continuing operations was £6.8 million (30 June 2003 £7.2 million: 31 December 2003 £13.8 million). The Group's share of amortisation of goodwill within joint ventures and associates was £1.9 million (30 June 2003 £2.2 million: 31 December 2003 £4.6 million).

5 (Loss)/profit on sale of fixed assets and businesses

The loss on sale of fixed assets and businesses of £72.1 million (30 June 2003 £13.2 million profit: 31 December 2003 £16.6 million profit) includes a loss of £65.7 million in the current period in respect of the partial sale of P&O Nedlloyd (see note 2). Of this £65.7 million loss £44.3 million relates to goodwill attributable to the disposed portion of this business that had previously been eliminated against reserves. In accordance with the requirements of FRS 10 'Goodwill and Intangible Assets' this goodwill has been recycled through the profit and loss account on disposal with no overall impact on stockholders' funds.

6 Net operating assets

	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
Continuing operations			
Ports (note 7b)	1,167.9	1,106.0	1,170.6
Ferries	583.3	659.2	629.5
Cold Logistics	206.6	221.7	218.9
Container shipping	255.5	600.1	493.4
Property (note 8b)	755.4	791.6	808.0
	2,968.7	3,378.6	3,320.4
Discontinued operations			
Bulk shipping	-	68.9	-
	2,968.7	3,447.5	3,320.4

The net operating assets are reconciled to stockholders' funds as follows:

	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
Net operating assets	2,968.7	3,447.5	3,320.4
Group share of joint venture and associate loans	(161.5)	(432.3)	(290.3)
Group share of joint venture and associate other non operating net (liabilities)/assets	(7.0)	17.2	(10.7)
	2,800.2	3,032.4	3,019.4
Amounts receivable relating to previous corporate disposals	35.0	74.3	75.2
Interest bearing investments	11.0	11.1	11.3
Net borrowings	(1,330.6)	(1,469.4)	(1,502.7)
Corporation tax and deferred tax	(198.0)	(178.0)	(190.0)
Dividends payable	(22.0)	(36.6)	(67.7)
Minority interests	(44.1)	(38.6)	(35.4)
	1,251.5	1,395.2	1,310.1

7 Ports operating profit and net operating assets

a) Operating profit	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Asia	41.1	33.5	69.0
Americas	8.0	4.4	13.2
Australasia	12.2	7.4	17.7
Europe	7.6	7.5	18.6
	68.9	52.8	118.5
Maritime Services	2.5	5.6	10.6
	71.4	58.4	129.1

b) Net operating assets	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
Asia	575.8	508.9	550.2
Americas	191.5	214.6	199.4
Australasia	174.8	174.4	197.7
Europe	196.0	175.9	192.0
	1,138.1	1,073.8	1,139.3
Maritime Services	29.8	32.2	31.3
	1,167.9	1,106.0	1,170.6

8 Property operating profit and net operating assets

a) Operating profit	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
US	31.1	6.5	17.8
UK	1.6	1.7	6.6
Continental Europe	1.7	2.5	5.0
Resorts	2.0	1.3	8.9
Other	1.3	1.1	1.5
	37.7	13.1	39.8

b) Net operating assets	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
US	263.8	344.5	315.3
UK	170.5	106.5	134.7
Continental Europe	139.1	174.4	176.2
Resorts*	132.2	123.8	136.3
Other	49.8	42.4	45.5
	755.4	791.6	808.0

* Since the period end, on 7 July 2004, P&O announced that it had sold the Australian segment of its Resorts business for approximately A$210 million (£81 million). The net operating assets of this business included in the above figures for Resorts are £48.4 million (30 June 2003 £49.9 million: 31 December 2003 £54.5 million).

9 Net interest payable and similar items

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Group	(35.1)	(41.8)	(81.7)
Unwinding of discounts on provisions	(1.3)	(0.2)	(2.5)
Joint ventures	(6.1)	(9.2)	(17.7)
Associates	(4.6)	(3.8)	(9.4)
	(47.1)	(55.0)	(111.3)

10 Taxation

There was no taxation charge in the period in respect of profits and losses on sale of fixed assets and businesses (30 June 2003 £3.0 million: 31 December 2003 £0.1 million).

11 Earnings per £1 nominal of deferred stock

The calculations of the basic and diluted loss per £1 nominal of deferred stock are based on the loss for the period attributable to equity stockholders of £35.2 million (30 June 2003 £10.9 million loss: 31 December 2003 £46.2 million profit) and the weighted average number of £1 nominal of deferred stock of 731.1 million (30 June 2003 681.4 million: 31 December 2003 709.9 million). Deferred stock held within the P&O Group Employee Benefit Trust is excluded in calculating earnings per £1 nominal of deferred stock.

Reconciliation of earnings per £1 nominal of deferred stock:

	Six months to 30 June 2004 pence	Six months to 30 June 2003 pence	Year to 31 Dec 2003 pence
Headline earnings/(loss) per £1 nominal of deferred stock	6.2	(1.7)	12.4
Amortisation of goodwill	(1.2)	(1.4)	(2.6)
Reorganisation and impairment charges	-	-	(5.6)
Post-tax (loss)/profit on sale of fixed assets and businesses	(9.8)	1.5	2.3
(Loss)/earnings per £1 nominal of deferred stock (FRS 3 basis)	(4.8)	(1.6)	6.5

Headline profit is calculated as total operating profit before amortisation of goodwill (including the Group's share of goodwill amortisation within joint ventures and associates) and reorganisation and impairment charges, less net interest payable and similar charges. Headline earnings is calculated as headline profit less taxation, equity minority interest and non-equity dividends. The directors consider that headline earnings give a useful indication of underlying performance.

12 Net borrowings

	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
Loans and leases due within one year	(154.9)	(155.8)	(100.8)
Loans and leases due after more than one year	(1,266.7)	(1,388.9)	(1,437.0)
	(1,421.6)	(1,544.7)	(1,537.8)
Short term borrowings and bank overdrafts	(15.1)	(34.8)	(28.9)
Cash and liquid resources	106.1	110.1	64.0
	(1,330.6)	(1,469.4)	(1,502.7)

In the Company's statutory accounts, short term borrowings and bank overdrafts are included within other creditors, and cash and liquid resources are included within current assets. The debt to capital ratio, taking net borrowings as a percentage of stockholders' funds, net borrowings and minority interests, is 50.7% (30 June 2003 50.6%: 31 December 2003 52.8%).

13 Operating cash flow

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Group operating profit	67.8	34.7	98.9
Depreciation, amortisation and impairment charge	65.8	62.9	155.8
Decrease/(increase) in properties held for development and sale	20.3	(9.3)	(23.1)
Increase in stocks	(0.2)	(2.2)	(0.9)
(Increase)/decrease in debtors	(53.8)	(31.2)	37.5
Increase/(decrease) in creditors and provisions	25.0	24.8	(20.4)
Net cash inflow from operating activities	124.9	79.7	247.8

14 Movement in net borrowings

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m	Year to 31 Dec 2003 £m
Net cash inflow/(outflow) before management of liquid resources and financing	154.4	(225.1)	(304.0)
Issues of stock	0.4	120.0	121.9
Issue costs of stock placing	-	(2.1)	(2.3)
Purchases of own stock	(0.5)	-	-
Borrowings of subsidiaries (acquired) less sold	(17.0)	-	(2.7)
Inception of finance leases and other non-cash movements in net borrowings	-	-	(9.6)
Exchange movements in net borrowings	34.8	(15.4)	40.8
Decrease/(increase) in net borrowings	172.1	(122.6)	(155.9)

15 Pensions

The profit and loss charge within these interim accounts continues to be made on a SSAP 24 accounting basis whilst P&O follows the transitional arrangements of FRS 17. The latest valuation of the main UK Scheme has been updated to 30 June 2004 by qualified independent actuaries and at that date the total fund deficit attributable to P&O Group companies (excluding joint ventures and associates) was calculated on an FRS 17 basis as £163.0 million (30 June 2003 £215.0 million: 31 December 2003 £197.1 million).

The Group continues to account for the Merchant Navy Officers' Pension Fund ("MNOPF"), an industry wide defined benefit pension scheme, as if it was a defined contribution scheme for SSAP 24 and FRS 17 purposes. This is because of current uncertainty as to how the scheme's deficit will be allocated between employers. A court case which will address these allocation issues has been scheduled for March 2005.

16 The 2004 interim results will be posted to stockholders on 20 August 2004 and will be available for inspection from that date at the head office of the Company at 79 Pall Mall, London SW1Y 5EJ. They may also be accessed via the Investor section of the Company's website at www.pogroup.com.

Independent review report by KPMG Audit Plc to The Peninsular and Oriental Steam Navigation Company

Introduction

We have been engaged by the Company to review the financial information set out on pages 8 to 20 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants
12 August 2004

8 Salisbury Square
London
EC4Y 8BB

APPENDIX

P&O TRADING STATISTICS: APRIL TO JUNE 2004

Below are the second quarter trading statistics for P&O's ports and ferries businesses. A third quarter trading update (July to September 2004) is provisionally scheduled for4 November 2004.

PORTS

	Throughput[(1)] (TEU[(2)] '000)			
	Q2		Year to Date	
	2004	**2003**	**2004**	**2003**
By Region				
Asia	1,429	1,136	2,794	2,213
Americas	561	456	1,062	823
Europe	990	752	1,895	1,386
ANZ	454	399	892	795
Total	**3,434**	**2,743**	**6,643**	**5,217**

(1) Throughput is reported on an equity-adjusted basis i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity-adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

(3) In Q2, throughput was 25% higher than Q2 2003 with 16% attributable to organic growth. For the half year growth in throughput was 27% with 16% attributable to organic growth.

FERRIES

	Carryings ('000)			
	Q2		Year to Date	
	2004	**2003**	**2004**	**2003**
Cars + coaches				
Short Sea	401	433	647	700
Other Routes	251	239	363	360
Total	**652**	**672**	**1,010**	**1,060**
Passengers				
Short Sea	2,656	2,689	4,193	4,378
Other Routes	962	941	1,525	1,527
Total	**3,618**	**3,630**	**5,718**	**5,905**
Freight Units				
Short Sea	245	237	479	482
Other Routes	171	165	460	446
Total	**416**	**402**	**939**	**928**

(1) 'Short Sea' is the Dover-Calais route. 'Other Routes' is an aggregation of P&O Ferries' other routes around the UK, namely North Sea, Irish Sea and the Western Channel.

(2) Carryings are reported for continuing routes only and consequently the data has been restated to exclude the routes closed or discontinued during 2003/4. These are the Mostyn-Dublin, Dublin-Cherbourg and Fleetwood-Larne routes on the Irish Sea.

(ends)

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME) ON THURSDAY 12 AUGUST 2004

P&O TO SELL LUXURY RESORT - LA MANGA CLUB

P&O announces that it is proposing to sell La Manga Club, one of the world's finest sport and leisure resorts.

La Manga Club is an internationally acclaimed 494 hectare (1,220 acre) sport and leisure resort on the Costa Calida in the province of Murcia in South East Spain. The resort has hosted many premier sporting events including five Spanish Open golf championships, and tennis' the Davis Cup and Fed Cup. Facilities include two luxury hotels, three championship golf courses, a 28 court tennis centre, state-of-the-art golf and tennis teaching academies, an eight pitch professional football centre, swimming pools, a leading edge spa, 22 restaurants and bars, numerous shops and a casino. The resort benefits from a management contract with Hyatt International, which manages the hotels and food and beverage outlets.

A significant residential community of 1,675 luxury villas and apartments has been developed to date within La Manga Club. Also included in the sale is a further 34 hectares (84 acres) of land that can be developed for residential and commercial use.

The sale process, which is likely to take a few months, is expected to start in September and is in line with P&O's on-going strategy of focusing investment on its core businesses.

Lord Sterling, Chairman of P&O, said: "P&O has strongly supported La Manga Club for some 17 years. However, it is the pride and dedication of its management and employees that has made the Club the unique resort it is today. I am sure that a new owner will wish to build on these achievements and take the Club on to its next stage of success."

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

Further information: Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

Notes to editors:

1. P&O acquired La Manga Club as part of the European Ferries transaction in 1987 and has invested significantly in the resort and infrastructure. Over the past five years €55million has been spent on constructing new hotels and upgrading sports facilities.

2. Inmogolf SA, which is a wholly owned subsidiary of P&O, is the holding company of La Manga Club.

3. La Manga Club Facilities

HOTELS AND DINING The resort provides a high quality range of accommodation including the luxury 5 star 189 bedroom Hyatt Regency, the 4 star deluxe 271 bedroom apart-hotel at Las Lomas Village and Spa and the 5 star 28 apartment Peninsular Club (a private members' vacation club). There are 24 food and beverage outlets including 2 banqueting facilities. These offer a wide choice from fine dining restaurants with private rooms to family restaurants, bars and a delicatessen. The hotels and food and beverage facilities are managed by Hyatt International.

GOLF The golf complex includes 3 championship courses, an 18-hole pitch and putt course, a floodlit driving range, practice area, clubhouse with pro-shop and golf academy. The distinctive North and South courses which have played host to several international PGA and Spanish championships including 5 Spanish Opens have undergone complete rebuilding and significant redesign over the last five years and provide an enjoyable challenge to professional and amateur alike.

TENNIS The Tennis Centre comprises 28 courts (20 championship red clay, 4 green set and 4 astroturf) including a centre court with seating for 1,400 spectators and a pro-shop. The Tennis Centre has hosted many major competitions, including the Davis Cup, the Fed Cup and numerous ATP tournaments and is the official winter training base of Britain's Lawn Tennis Association (LTA).

SPA The Spa La Manga Club was opened in Spring 2004. It is one of the most luxurious and extensive in Europe, comprising saunas, steam rooms, a jacuzzi, a relaxation area, a dedicated fitness studio, 13 treatment rooms, a spa shop, a superbly equipped gymnasium and a 6-lane, 25m lap swimming pool with separate children's pool.

FOOTBALL AND CRICKET The professional Football Centre opened in 1998 and is generally considered to be one of the best football training resorts in Europe. The facility offers eight international standard pitches. It has been used by more than 175 professional teams including England, Norway, Spain, Real Madrid, Barcelona and Chelsea and is the winter training base for Norwegian football. The Centre also contains 2 recently constructed all-weather cricket pitches. In November 2003 the resort hosted the La Manga Club Festival of Cricket.

LEISURE Other leisure facilities include swimming pools and facilities for other sports such as lawn bowls, squash and paddle tennis as well as a children's club which regularly caters for over 100 children per day.

(ends)